EXHIBIT 19.1
Insider Trading Policy
Effective November 1, 2024

This Insider Trading Policy (the “Policy”) describes the standards of First Western Financial, Inc. and its subsidiaries (the “Company”) on trading, and causing the trading of, the Company’s securities or securities of certain other publicly traded companies while in possession of confidential information. This Policy is divided into two parts: (1) Part I prohibits trading in certain circumstances and applies to all directors, officers, and employees (who the Company refers to internally and throughout this Policy as “Associates”), and to (a) their immediate family members, (b) anyone else residing in their households, and (c) any family members who do not reside in their households but whose transactions in Company securities are directed by such individuals or are subject to their influence or control (collectively, “Family Members”); and (2) Part II imposes special additional trading restrictions and applies to all (a) directors of the Company, (b) executive officers of the Company, and (c) Associates (each a “Covered Person” and collectively, “Covered Persons”).

One of the principal purposes of the federal securities laws is to prohibit so-called “insider trading.” Insider trading occurs when a person uses material nonpublic information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company’s securities or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “nonpublic.” These terms are defined in this Policy under Part I, Section 3. The prohibitions would apply to any director, officer or Associate who buys, sells or gifts Company stock on the basis of material nonpublic information that he or she obtained about the Company, its customers, its suppliers, or other companies with which the Company has contractual relationships or may be negotiating transactions.

PART 1

1.Applicability

This Policy applies to all trading or other transactions in the Company’s securities, including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company.

This Policy applies to all Associates, officers, and directors of the Company, and to their respective Family Members. All directors, officers, and Associates of the Company are responsible for the transactions of their Family Members. This Policy also applies to any entities that the Company’s directors, officers, and Associates influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities are treated for the purposes of this Policy and applicable securities laws as if they were for such individuals’ own account.

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and not to engage in transactions in the Company’s securities while in possession of material, nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy, and that any Family Member or Controlled Entity whose transactions are subject to this Policy also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material, nonpublic information rests with that individual, and any action on the part of the Company, the Compliance Officer, or any other Associate or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

2.    General Policy: No Trading or Causing Trading While in Possession of Material Nonpublic Information

(a)    No director, officer or Associate or any of their Family Members or Controlled Entities may purchase, sell or gift, or offer to purchase, sell or gift, any Company security, whether or not issued by the Company, while in possession of material nonpublic information about the Company. (The terms “material” and “nonpublic” are defined in Part I, Section 3(a) and (b).)

(b)     No director, officer or Associate or any of their Family Members or Controlled Entities who knows of any material nonpublic information about the Company may communicate that information to (“tip”) any other person, including family members and friends, or otherwise disclose such information without the Company’s authorization.

(c)     No director, officer or Associate or any of their Family Members or Controlled Entities may purchase, sell or gift any security of any other company, whether or not issued by the Company, while in possession of material nonpublic information about that company that was obtained in the course of his or her involvement with the Company. No director, officer or Associate or any of their Family Members who knows of any such material nonpublic information may communicate that information to, or tip, any other person, including family members and friends, or otherwise disclose such information without the Company’s authorization.

(d)    For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and nonpublic unless you first consult with, and obtain the advance approval of, the Compliance Officer.

(e)    Covered Persons must “pre-clear” all trading in or gifting securities of the Company in accordance with the procedures set forth in Part II, Section 3.

3.    Definitions

(a)    Material. Insider trading restrictions come into play only if the information you possess is “material.” Materiality, however, involves a relatively low threshold. Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment or voting decision. If the disclosure of the information would be expected to alter significantly the total mix of information in the marketplace about the Company, it is material.

i.Information dealing with the following subjects is reasonably likely to be material:

i.significant changes in the Company’s prospects;

ii.significant write-downs in assets or increases in reserves;

iii.developments regarding significant litigation or government agency investigations, including, without limitation, the results of examinations by bank regulatory agencies;

iv.liquidity problems;

v.changes in earnings estimates or unusual gains or losses in major operations;

vi.major changes in management;

vii.changes in dividends;

viii.extraordinary borrowings;

ix.award or loss of a significant contract;

x.changes in debt ratings;

xi.proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;

xii.offerings of Company securities;

xiii.pending statistical reports (such as consumer price index, money supply and retail figures, or interest rate developments);

xiv.a significant cybersecurity incident, such as a data breach, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure; and

xv.the imposition of an event-specific restriction on trading in or gifting Company securities or the securities of another company or the extension or termination of such restriction.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger or acquisition or a securities offering, the point at which negotiations or a securities offering are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material. If you are unsure whether information is material, you should consult the Compliance Officer before making any decision to disclose such information or to trade in or recommend securities to which that information relates.

(b)    Nonpublic. Insider trading prohibitions come into play only when you possess information that is material and “nonpublic.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public.

Nonpublic information may include:

i.information available to a select group of analysts or brokers or institutional investors;

ii.undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

iii.information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two trading days).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or assume that the information is nonpublic and treat it as confidential.

(c)    Compliance Officer. The Company has appointed the Corporate Secretary as the Compliance Officer for this Policy and in his or her absence, the Chief Financial Officer or another Associate designated by the Compliance Officer shall be responsible for administration of this Policy. All determinations and interpretations by the Compliance Officer or any designee shall be final and not subject to further review. The duties of the Compliance Officer include, but are not limited to, the following:

i.assisting with implementation and enforcement of this Policy;

ii.circulating this Policy to all Associates and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;

iii.pre-clearing all trading in or gifting securities of the Company by Covered Persons in accordance with the procedures set forth in Part II, Section 3;

iv.providing approval of any Rule 10b5-1 plans under Part II, Section 1(c) and any prohibited transactions under Part II, Section 4; and

v.providing a reporting system with an effective whistleblower protection mechanism.

4.    Exceptions

The trading restrictions of this Policy do not apply to the following:

(a)    401(k) Plan. Investing 401(k) plan contributions in a Company stock fund in accordance with the terms of the Company’s 401(k) plan. However, any changes in your investment election regarding the Company’s stock are subject to trading restrictions under this Policy.

(b)    Stock Option Exercises. This Policy does not apply to the exercise of an Associate stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

(c)    Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

5.    Violations of Insider Trading Laws

Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.
(a)    Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company’s securities when he or she has material nonpublic information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material nonpublic information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

(b)    Company-Imposed Penalties. Associates who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to the Policy, if permitted, may only be granted by the Compliance Officer and must be provided before any activity contrary to the above requirements takes place.

6.    Inquiries

If you have any questions regarding any of the provisions of this Policy, please contact the Compliance Officer, Lené Simnioniw, at (303) 531-8151 or by email at lene.simnioniw@myfw.com.

PART II
1.    Blackout Periods

All Covered Persons, as well as their Family Members and Controlled Entities, are prohibited from trading in or gifting the Company’s securities during blackout periods as defined below.

(a)    Quarterly Blackout Periods. Trading in or gifting the Company’s securities is prohibited during the period beginning at the close of the market two weeks before the end of each fiscal quarter and ending at the close of business on the second trading day following the date the Company’s financial results are publicly disclosed through an earnings release (or, in the absence of an earnings release, on the date the Company files its Form 10-Q or Form 10-K). During these periods, Covered Persons generally possess or are presumed to possess material nonpublic information about the Company’s financial results.

(b)    Other Blackout Periods. From time to time, other types of material nonpublic information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or securities offerings) may be pending and not be publicly disclosed. While such material nonpublic information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in or gifting the Company’s securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected. The existence of an event-specific trading restriction period or extension of a blackout period may not be announced to the Company as a whole, and should not be communicated to any other person.

(c)    Exceptions. These trading restrictions do not apply to those transactions to which this Policy does not apply, as described under Part I, Section 4. These trading restrictions also do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 (an “Approved 10b5-1 Plan”) under the Securities Exchange Act of 1934 (the “Exchange Act”) that:

i.has been reviewed and approved by the Compliance Officer at least ten business days in advance of being entered into (or, if revised or amended, such proposed revisions or amendments have been reviewed and approved by the Compliance Officer at least five business days in advance of being entered into);

ii.was entered into in good faith by the Covered Person, and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, at a time when the Covered Person was not in possession of material nonpublic information about the Company; and, if the Covered Person is a director or officer, a trading plan under Rule 10b5-1 must include representations by the Covered Person certifying to that effect;

iii.gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions;

iv.provides that no trades may occur thereunder until expiration of the applicable cooling-off period specified in Rule 10b5-1(c)(1)(ii)(B) under the Exchange Act, and no trades occur until after that time. The appropriate cooling-off period will vary based on the status of the Covered Person. For directors and officers (as defined in Rule 16a-1(f) under the Exchange Act), the cooling-off period ends on the later of (x) ninety days after adoption or certain modifications of the trading plan under Rule 10b5-1; or (y) two business days following disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the quarter in which the trading plan under Rule 10b5-1 was adopted. For all other Covered Persons, the cooling-off period ends 30 days after adoption or modification of the trading plan under Rule 10b5-1. This required cooling-off period will apply to the entry into a new trading plan under Rule 10b5-1 and any revision or modification of any trading plan under Rule 10b5-1;

v.is the only outstanding Approved 10b5-1 Plan entered into by the Covered Person (subject to the exceptions set out in Rule 10b5-1(c)(1)(ii)(D)); and

vi.complies with Rule 10b5-1 of the Exchange Act.

No Approved Rule 10b5-1 Trading Plan may be adopted during a black-out period.
The Company and the Company’s officers and directors must make certain disclosures in SEC filings concerning trading plan under Rule 10b5-1. Officers and directors of the Company must undertake to provide any information requested by the Company regarding any trading plan under Rule 10b5-1 for the purpose of providing the required disclosures or any other disclosures that the Company deems to be appropriate under the circumstances.

If you are considering entering into, modifying or terminating an Approved 10b5-1 Plan or have any questions regarding Approved Rule 10b5-1 Trading Plans, please contact the Compliance Officer. You should consult your own legal and tax advisors before entering into, or modifying or terminating, an Approved Rule 10b5-1 Trading Plan. A trading plan, contract, instruction or arrangement will not qualify as an Approved Rule 10b5-1 Trading Plan without the prior review and approval of the Compliance Officer as described above.

2.    Trading Window

Covered Persons are permitted to trade in and gift the Company’s securities when no blackout period is in effect. Generally, this means that Covered Persons can trade and gift during the period beginning after the close of business on the second trading day following the date that the Company’s financial results are publicly disclosed through an earnings release (or, in the absence of an earnings release, on the date that the Company files its Form 10-Q or Form 10-K) and ending at the close of the market two weeks before the end of the then-current fiscal quarter. However, even during this trading window, a Covered Person who is in possession of any material nonpublic information should not trade in the Company’s securities until the information has been made publicly available or is no longer material. In addition, the Company may close this trading window if a special blackout period under Part II, Section 1(b) above is imposed and will re-open the trading window once the special blackout period has ended.

3.    Pre-Clearance of Securities Transactions
(a)    Because Covered Persons are likely to obtain material nonpublic information on a regular basis, the Company requires all such persons to refrain from trading or gifting, even during a trading window under Part II, Section 2 above, without first pre-clearing all transactions in the Company’s securities with the Compliance Officer.

(b)    Subject to the exemption in subsection (f) below, no Covered Person may, directly or indirectly, purchase, sell or gift (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from the Compliance Officer. These procedures also apply to transactions by such Covered Person’s Family Members, and to transactions by such Covered Person’s Controlled Entities.

(c)    All pre-clearance requests must be submitted to the Compliance Officer on the prescribed Pre-Clearance Approval Form at least two business days in advance of the proposed transaction. When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company, and should describe fully those circumstances to the Compliance Officer. The requestor should also indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale. Any pre-clearance requests for transactions made by the Compliance Officer at such time shall be made to the Chief Financial Officer.

(d)    The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading two business days following the day on which it was granted. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

(e)    The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit a transaction, even if it would not violate the federal securities laws or a specific provision of this Policy. The fact that a particular intended trade has been denied pre-clearance should be treated as confidential information and should not be disclosed to any person unless authorized by the Compliance Officer.

(f)    Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Compliance Officer.

(g)    For the avoidance of doubt, pre-clearance of a transaction does not permit a Covered Person to transact in the Company’s securities while in possession of material nonpublic information, and a Covered Person that becomes aware of material nonpublic information is prohibited from trading in the Company’s securities until such information ceases to be material nonpublic information. Thus, if you become aware of material nonpublic information after receiving pre-clearance, but before the trade has been executed, you must not effect the pre-cleared transaction. Receipt of pre-clearance of any particular transaction does not insulate any Covered Person from liability under the securities laws. Under the law, the ultimate responsibility for determining whether an individual is aware of material non- public information rests with that individual in all cases.

4.    Prohibited Transactions

(a)    Covered Persons, including any Covered Person’s Family Members and Controlled Entities, of the Company are prohibited from trading in or gifting the Company’s equity securities during a blackout period imposed under an “individual account” retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell, gift or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.

(b)    Covered Persons, including any Covered Person’s Family Members and Controlled Entities, are prohibited from engaging in the following transactions in the Company’s securities unless advance approval is obtained from the Compliance Officer:

i.Short-term trading. Covered Persons who purchase Company securities may not sell any Company securities of the same class for at least six months after the purchase (or vice versa);

ii.Short sales. Covered Persons may not sell the Company’s securities short;

iii.Options trading. Covered Persons may not buy or sell puts or calls or other derivative securities on the Company’s securities;

iv.Trading on margin or pledging. Covered Persons may not hold Company securities in a margin account or pledge Company securities as collateral for a loan; and

v.Hedging. Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

5.    Reporting of Violations
Any Associate, officer, or director who violates this Policy or any federal or state laws governing insider trading or tipping, or knows of any such violation by any other Associate, officer, or director of the Company, or any of their respective Family Members, must report the violation immediately to the Compliance Officer, the Chief Financial Officer, or the Chief Executive Officer. Upon learning of any such violation, the Compliance Officer, the Chief Financial Officer or the Chief Executive Officer, in consultation with the Company’s outside legal counsel, will determine whether the Company should release any material nonpublic information, or whether the Company should report the violation to the SEC or other appropriate governmental authority.

6.    Acknowledgment and Certification

All Covered Persons are required to sign the attached acknowledgment and certification.

7.    Inquiries

Please direct all inquiries regarding any of the provisions or procedures of this Policy to the Compliance Officer.